SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

SinoHub, Inc.

(NAME OF ISSUER)

Common Stock, $0.001 par value

(TITLE OF CLASS OF SECURITIES)

82935L101

(CUSIP NUMBER)

Lei Xia
6/F, Building 51, Road 5, Qiongyu Road
Central Area, Technology Park, Nanshan District
Shenzhen, People’s Republic of China 518057
+86-755-2661-2106
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

May 31, 2012

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF SECTIONS 240.13d-1(e), 240.13d-1(f) OR 240.13d-1(g), CHECK THE  FOLLOWING BOX ☐.

NOTE:  SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS.  SEE RULE 13D-7 FOR OTHER PARTIES  TO WHOM  COPIES  ARE  TO  BE  SENT.

*  THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

CUSIP NO		82935L101

(1)		NAMES OF REPORTING PERSONS
Lei Xia

(2)		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(A) ☐
(B) ☐

(3)		SEC USE ONLY

(4)		SOURCE OF FUNDS (SEE INSTRUCTIONS)	OO

(5)		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐

(6)		CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
2,022,787(1)

	(8)	SHARED VOTING POWER
-0-

	(9)	SOLE DISPOSITIVE POWER
2,022,787(1)

	(10)	SHARED DISPOSITIVE POWER
-0-

(11)		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,022,787(1)

(12)		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

(13)		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.04%(2)

(14)		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Includes 60,000 shares of common stock issuable pursuant to an outstanding stock option within 60 days of this report.

(2)  Based on 33,454,903 shares of Common Stock outstanding as of April 27, 2012, as reported by SinoHub, Inc., a Delaware corporation (the "Issuer") in its Form 10-Q for the quarter ended March 31, 2012 filed with the Securities and Exchange Commission on May 15, 2012, and 60,000 options that are vested and exercisable within 60 days of this report.

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D originally filed on December 9, 2009, as amended by Amendment No. 1 to Schedule 13D originally filed on June 10, 2010, each filed by the Reporting Person (as defined below), related to the common stock, $0.001 par value per share (the “Common Stock”), of SinoHub, Inc. a Delaware corporation (the “Issuer”).  The primary purpose of this Amendment is to reflect the gifts: (i) by the Reporting Person of 500,000 shares of Common Stock of the Issuer on August 26, 2010 by the Reporting Person and (ii) by the Reporting Person and the wife of the Reporting Person of 21,227 and 337,445 shares of Common Stock of the Issuer respectively on May 31, 2012 and the grant of an option to purchase 300,000 shares of Common Stock of the Issuer on January 2, 2012.

ITEM 1.	SECURITY AND ISSUER.

The title and class of equity securities to which this statement relates are Common Stock, $0.001 par value (the "Shares") of SinoHub, Inc. (the “Issuer”).  The address of the Issuer’s principal executive office is 6/F, No. 5 Qiongyu Road, Central Area, Technology Park, Nanshan District, Shenzhen, People’s Republic of China 518057.

ITEM 2.	IDENTITY AND BACKGROUND.

(a)          Lei Xia (the "Reporting Person”)

(b)         The Reporting Person’s business address is:
c/o SinoHub, Inc.
6/F, No. 5 Qiongyu Road,
Central Area, Technology Park, Nanshan District,
Shenzhen, People’s Republic of China 518057

(c)          The Reporting Person’s principal occupation is that of the Issuer’s  President. The Issuer’s headquarters is located at the address listed above.

(d)         The Reporting Person, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          The Reporting Person, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

(f)          The Reporting Person is a citizen of the United States of America.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended as follows:
Effective May 11, 2010, the Reporting Person’s spouse, Han Tao Cui, gifted 300,000 shares of Common Stock of the Issuer.

Effective August 26, 2010, the Reporting Person gifted 500,000 shares of Common Stock of the Issuer.

Effective  January 2, 2012, the Issuer granted an option to the Reporting Person to purchase up to 300,000 shares of the Issuer’s common stock. The option was granted in consideration for the Reporting Person’s services to the Issuer in his capacity as President. The option has an exercise price of $0.38 per share and vests as to 10% of the shares subject to such option at the end of each three-month period following the date of grant (1/2/2012) over the thirty month vesting period of the option. The option was granted pursuant to the Issuer’s Amended and Restated 2008 Stock Plan (incorporated by reference as Exhibit 99.4), and pursuant to a Notice of Grant of Stock Option and a Stock Option Agreement (the forms of which are incorporated by reference as Exhibit 99.5), which contain provisions with respect to the accelerated vesting and termination of the option upon termination of employment under various circumstances. The option expires 5 years after the date of grant.

Effective May 31, 2012, the Reporting Person and the Reporting Person’s spouse, Han Tao Cui, respectively gifted 21,227 and 337,445 shares of Common Stock of the Issuer.

As of the date hereof, the Reporting Person may be deemed to beneficially own 2,022,787 Shares, of which he personally owns 1,962,787 Shares and 60,000 Shares are issuable pursuant to an outstanding stock option within 60 days of this report. The Reporting Person’s wife, Han Tao Cui no longer owns any Shares.

ITEM 4.	PURPOSE OF TRANSACTION.

On May 12, 2008, the Issuer entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Old SinoHub and SinoHub Acquisition Corp., a Delaware corporation (“Merger Sub”), which was a wholly-owned subsidiary of the Issuer that was formed to facilitate the Merger pursuant to which on May 14, 2008, Old SinoHub became a wholly-owned subsidiary of the Issuer (the “Merger”). Under the terms of the Merger Agreement, at the closing of the Merger:

•
all of the issued and outstanding capital stock of Old SinoHub consisting of 10,282,288 shares of common stock, par value $0.001 per share, 3,000,000 shares of Old SinoHub Series A Preferred Stock, par value $0.001 per share (“Series A Preferred Stock”), 2,333,334 shares of Old SinoHub Series B Convertible Preferred Stock, par value $0.001 per share (“Series B Preferred Stock”) and 1,600,000 shares of Old SinoHub Series C Convertible Preferred Stock, par value $0.001 per share (“Series C Preferred Stock”), was exchanged for 18,290,000 shares of the Issuer’s common stock, par value $0.001 per share (at an exchange ratio of 3.718425 shares of Issuer common stock per share of Old SinoHub common stock and as adjusted for the reverse stock split);

•	the Issuer assumed Old SinoHub’s stock option plans;

•
Old SinoHub’s outstanding options to purchase 460,000 shares of Old SinoHub’s common stock were converted to options to purchase 489,451 shares of the Issuer’s common stock (as adjusted for the reverse stock split); and

•	the Issuer issued 510,000 shares of the Issuer’s common stock to certain consultants for services rendered in connection with the Merger (as adjusted for the reverse stock split).

Immediately prior to the closing of the Merger, the Issuer had 4,200,000 shares of common stock issued and outstanding (taking into account the tender to the Issuer for cancellation of 18,213,675 shares of the Issuer’s common stock by its principal stockholder and, subsequent to the Merger, the Issuer had 70,000,000 shares of common stock issued and outstanding.  Effective July 18, 2008, the Issuer effected a 3.5-to-1 reverse stock split of its common stock, reducing the number of shares of outstanding common stock to approximately 20,000,000.

The Reporting Person has acquired Shares for investment. Mr. Xia evaluates his investment in the Shares on a continual basis. The Reporting Person has no current plans or proposals as of the date of this filing which, other than as expressly set forth below, relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

The Reporting Person reserves the right to be in contact with other members of the Issuer's management, the other members of the Board, other significant shareholders and others regarding alternatives that the Issuer could employ to increase shareholder value.

The Reporting Person reserves the right to effect transactions that would change the number of shares he may be deemed to beneficially own.

The Reporting Person further reserves the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should he determine to do so, and/or to recommend courses of action to the other members of the Issuer's management and Board, the Issuer's shareholders and others.

The Reporting Person has no current plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D, as promulgated by the Securities and Exchange Commission.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended as follows:

a.
The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by the Reporting Person may be found in rows 11 and 13 of the Cover Page of this amended Schedule 13D, which hereby is incorporated by reference.  The percentage set forth on row 11 has been calculated based on 33,454,903  shares of Common Stock stated to be outstanding by the Issuer in its Quarterly Report on Form 10-Q filed May 15, 2012.

b.
The powers that the Reporting Person has relative to the shares of the Issuer’s common stock discussed herein may be found in rows 7 through 10 of the Cover Page of this amended Schedule 13D, which hereby is incorporated by reference.

c.
On August 26, 2010, the Reporting Person gifted 500,000 shares of Common Stock of the Issuer.  On January 2, 2012, the Reporting Person was issued an option by the Issuer to purchase 300,000 shares of Common Stock at a price of $0.38 per share. The option vests as to 10% of the shares subject to such option at the end of each three-month period following the date of grant (1/2/2012) over the thirty month vesting period of the option.  On May 31, 2012, the Reporting Person and the Reporting Person’s spouse, Han Tao Cui, respectively gifted 21,227 and 337,445  shares of Common Stock of the Issuer.  Except for the information set forth in this item, neither the Reporting Person nor his spouse has effected any transaction relating to the Common Stock of the Issuer in the past sixty days.

d.	None.
e.	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended as follows:

The Shares issued to the Reporting Person pursuant to a certain Restricted Stock Award Agreement dated January 18, 2010 among the Issuer and the Reporting Person that governs the vesting and other terms of a restricted stock award made to the Reporting Person on January 18, 2010 are now fully vested, and the Restricted Stock Agreement is no longer in effect.

The Reporting Person is a party to a certain Notice of Grant of Stock Option and Stock Option Agreement dated January 2, 2012 among the Issuer and the Reporting Person that governs the vesting and other terms of the options granted to the Reporting Person on January 2, 2012, the terms of which are incorporated herein by reference.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

99.1
Lock-Up Agreement among Global Hunter Securities, LLC, Henry T. Cochran and Lei Xia, incorporated by reference to Exhibit 10.38 to Amendment No. 6 to the Registration Statement on Form S-1 of SinoHub, Inc. filed with the Securities and Exchange Commission on May 11, 2009.

99.2	Restricted Stock Award Agreement dated July 22, 2009 between SinoHub, Inc. and Lei Xia.*
99.3	Restricted Stock Award Agreement dated January 18, 2010 between SinoHub, Inc. and Lei Xia.
99.4
Amended and Restated 2008 Stock Plan of SinoHub, Inc. (filed as Appendix A to the Issuer’s definitive proxy statement on Schedule 14A as filed with the Securities and Exchange Commission on May 21, 2009 and incorporated herein by reference)

99.5	Notice of Grant of Stock Option and Stock Option Agreement dated January 2, 2012 between SinoHub, Inc. and Lei Xia.

*Filed with Schedule 13D filed with the Securities and Exchange Commission on December 9, 2009.

The documents identified in Item 6 are necessarily included as exhibits due to their incorporation by reference. No material as listed in the instructions to Item 7 is included as an exhibit.

SIGNATURE

AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

July 9, 2012
Date

/S/ Lei Xia
Signature

Lei Xia
Name/Title

EXHIBIT INDEX

Exhibit Number	Description of Document

99.1
Lock-Up Agreement among Global Hunter Securities, LLC, Henry T. Cochran and Lei Xia, incorporated by reference to Exhibit 10.38 to Amendment No. 6 to the Registration Statement on Form S-1 of SinoHub, Inc. filed with the Securities and Exchange Commission on May 11, 2009.

99.2	Restricted Stock Award Agreement dated July 22, 2009 between SinoHub, Inc. and Lei Xia.*
99.3	Restricted Stock Award Agreement dated January 18, 2010 between SinoHub, Inc. and Lei Xia. **
99.4
Amended and Restated 2008 Stock Plan of SinoHub, Inc. (filed as Appendix A to the Issuer’s definitive proxy statement on Schedule 14A as filed with the Securities and Exchange Commission on May 21, 2009 and incorporated herein by reference)

99.5	Notice of Grant of Stock Option and Stock Option Agreement dated January 2, 2012 between SinoHub, Inc. and Lei Xia.

*Filed with Schedule 13D filed with the Securities and Exchange Commission on December 9, 2009.
**Filed with Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on June 10, 2010.